UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-20737

                 AMERICA FIRST APARTMENT INVESTORS, L.P.
(Exact name of registrant as specified in its charter)

Suite 400, 1004 Farnam Street
Omaha, Nebraska 68102
                                                    (402) 444-1630
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Beneficial Unit Certificates representing assignments of limited partnership interests in America First Apartment Investors, L.P. (the "BUCs")
(Title of each class of securities covered by this Form)

                                                        None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the study to file reports:

Rule 12g-4(a)(1)(i) [X] Rule 12h-3(b)(1)(i) [ ]

Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(ii) [ ]

Rule 12g-4(a)(2)(i) [ ] Rule 12h-3(b)(2)(i) [ ]

Rule 12g-4(a)(2)(ii) [ ] Rule 12h-3(b)(2)(ii) [ ]

Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 0 (Zero)

Pursuant to the requirements of the Securities Exchange act of 1934, America First Apartment Investors, Inc., as the Successor Issuer, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 2, 2003 BY: /s/ Mark A. Hiatt

Name: Mark A. Hiatt, America First Apartment Investors, Inc.

Title: Vice President, Secretary and Treasurer, an Authorized Officer